September 25, 2014

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attention:	David L. Orlic
cc:	Donald Field
cc:	Loan Lauren Nguyen

Re:
Chiquita Brands International, Inc.
Definitive Revised Proxy Statement on Schedule 14A filed by Cavendish Global
Limited, Cavendish Acquisition Corporation et al.
Filed September 22, 2014
File No. 001-01550

Dear Mr. Orlic:

We refer to the letter dated September 24, 2014 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Mr. Michael S. Rubinoff of Grupo Safra S.A., setting forth the comments of the staff of the SEC (the “Staff”) with respect to the Definitive Additional Soliciting Materials filed by Cavendish Global Limited and Cavendish Acquisition Corporation, et al. (collectively, “Cutrale-Safra”) on September 22, 2014, Commission File No. 001-01550, relating to the solicitation of proxies by Cutrale-Safra to be used at the special meeting (the “Special Meeting”) of shareholders of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), to be held on October 3, 2014.

Concurrently with this response letter, Cutrale-Safra is electronically transmitting an amended Definitive Proxy Statement (the “Amended Proxy Statement”) in response to the comments of the Staff in the Comment Letter.

The numbered paragraph and heading below correspond to the paragraph and heading set forth in the Comment Letter.  The Staff’s comment is set forth in bold, followed by Cutrale-Safra’s response to the comment.

General

1. We note the following disclosure: “In the event that the Special Meeting is adjourned, and the Chiquita Board does not terminate the Fyffes Transaction Agreement prior to the resumption of the Special Meeting, Cutrale-Safra would be entitled to vote its proxies “AGAINST” the Fyffes Transaction Proposal when the Special Meeting is resumed.” Please revise to state that Cutrale-Safra would be legally obligated to vote unrevoked proxies held by it against the Fyffes Transaction Proposal, to the extent that the proxies have been marked “Against” the proposal, or advise why you believe that this is not the case. See Rule 14a-4(e). Please also clearly disclose, if true, that an adjournment could be followed by a termination of the Fyffes transaction, regardless of whether an agreement is reached between Chiquita and Cutrale-Safra, and that a vote on the Fyffes transaction is not in any way assured to be taken at a later date if the meeting is adjourned.

Response:  In response to the Staff’s comment, Cutrale-Safra has revised the disclosure on pages iii, 7 and 15 of the Amended Proxy Statement.

2. We note the following disclosure: “If Chiquita does not move to adjourn the October 3 Special Meeting and the Fyffes Transaction Proposal is brought to a vote, we will vote our proxies “AGAINST” the Fyffes Transaction Proposal.” Please clarify that you will be legally obligated to vote proxies “Against” the Fyffes Transaction Proposal, to the extent that they have been so marked. Your current disclosure implies that if the meeting is reconvened you will have discretion as to how to vote marked proxies given to you.

Response:  In response to the Staff’s comment, Cutrale-Safra has revised the disclosure on pages iii and 7 of the Amended Proxy Statement.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact Richard Hall at (212) 474-1293 and Andrew R. Thompson at (212) 474-1802.

Very truly yours,

/s/ Richard Hall
Richard Hall

/s/ Andrew R. Thompson
Andrew R. Thompson